U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.   20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    VERIZON COMMUNICATIONS, INC.

2.  Name of person relying on exemption:
    ASSOCIATION OF BELLTEL RETIREES, C. WILLIAM JONES, JAMES E. CASEY, JR. MICHAEL S. KUCKLINCA, EILEEN T. LAWRENCE, JOHN SELLEN, JOHN M. BRENNAN, PAMELA HARRISON, LOUIS MIANO, JOHN A. PARENTE, ROBERT A. REHM, JOSEPH
    A. RISTUCCIA AND THOMAS J. SISTI

3.  Address of person relying on exemption:
    P.O. Box 33, Cold Spring Harbor, NY   11724

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1) [sec. 240.14a-6(g)(1)]

Association of BellTel Retirees, Inc.
Post Office Box 33
Cold Spring Harbor, New York   11724               (logo)
_________________________________________________________________
Phone: (631) 367-3067           Web Site: www.belltelretirees.org
Fax: (631) 367-1190       E-mail: association@belltelretirees.org
Hotline: 1-800-261-9222

Board of Directors       March 2003
C. William Jones
President                Subject: Verizon Folds Its Cards on
(410) 770-9485           Association Shareholder Proposal

Officed Manager          Dear Association Member:
Christina M. Kruger
(631) 367-3067           Verizon Communications, Inc. has agreed to implement
                         the terms of a proxy resolution that will stop the
Board of Directors       company's executives from benefiting financially from
                         the growth of pretax pension credits within the
James E. Casey, Jr.      retirees' pension plan.
Chairman of the Board
(540) 439-9568           In 2002 the proposal, submitted by Association of
                         BellTel Retirees Inc., garnered 42.7% of the vote.
Michael S. Kucklinca     Company retirees Bill Jones and Joe Ristuccia and his
Executive Vice President wife Ann submitted the proposal again this year.
(516) 741-2424
                         We view this victory as an important step towards the
Eileen T. Lawrence       improvement of Verizon's corporate governance and will
Treasurer                accomplish two goals.  First, it will help to move
(718) 229-6078           executive compensation more in line with its true value
                         to the corporation and second, it will encourage
John Sellen              management to use any pension fund surplus for its
Secretary                intended purpose, such as paying benefits, including
(201) 261-1454           much needed and long overdue cost-of-living adjustments
                         to retirees.
John M. Brennan
Vice President -         In its agreement with the proposers, Verizon has
Strategic Marketing      written a statement crediting the Association's
(201) 666-8174           leadership on this issue, which will be included in the
                         proxy statement in exchange for the retirees
Pamela Harrison          withdrawing its proposal.
Director -
Union Relations          This development occurred too late to be included in
(845) 225-6497           the current issue of BELLTEL RETIREE, which was already
                         at the printer when we reached this agreement with the
Louis Miano              company.  We are sending you this message at this time,
Vice President -         both to advise you of this win and to make it clear
Public Relations         that the Association is backing only TWO proposals at
(781) 444-8080           this year's meeting, not three.

John A. Parente          The two proposals, submitted by the Association and its
Vice-President -         Board members, that will be put to a vote of
Membership Dev.          Shareholders are - Item 5 on the Proxy Card, BOARD
(518) 372-0526           COMPENSATION and Item 6 on the Proxy Card, EXECUTIVE
                         SEVERANCE AGREEMENTS.  We recommend a vote of YES for
Robert A. Rehm           both proposals.
Vice President -
Finance                                                       (over)
(516) 827-0801

Joseph A. Ristuccia
Vice President -
Government Relations
(631) 765-1111

Thomas J. Sisti
Director -
Union Relations
(973) 478-0909

                         IMPORTANT NOTICE: The last issue of BELLTEL RETIREE set out two options for members to use in returning their proxy cards. Option 1 recommended that you vote, sign and date your proxy card and return it to the Association, which would present all cards it received, as a block, at the annual meeting. Option 2 recommended that you vote, sign and date your proxy card and mail it back in the return envelope you received from the Company or your broker. (You must use Option 2 if your shares are held in a brokerage account.)

                         The Securities and Exchange Commission recently advised that federal securities law would require the Association to prepare detailed proxy materials, at Considerable expense, in order for you to use Option 1. DO NOT RETURN YOUR PROXY CARDS TO THE ASSOCIATION. Please sign, date and return your proxy card in the Envelope that you receive from the Company or your Broker.

 The Board of Directors, Association of BellTel Retirees Inc.